December 20, 2011

VIA EDGAR

Mr. Richard Pfordte
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	The SteelPath MLP Funds Trust:
SteelPath MLP Alpha Plus Fund
(File Nos. 333-163614 and 811-22363)

Dear Mr. Pfordte:

The following are responses to the comments that we received from you by telephone on Friday, August 26, 2011 regarding Post-Effective Amendment No. 3 (“PEA 3”) to the Registration Statement on Form N-1A (“Registration Statement”) for the SteelPath MLP Alpha Plus Fund (“Fund”), a new series of The SteelPath MLP Funds Trust (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on June 9, 2011.  Your comments and the Registrant’s responses are set forth below. The revised disclosures noted below will be included in Post-Effective Amendment No. 6 to the Registration Statement, which the Registrant intends to file with the SEC on or about December 28, 2011, in advance of the Fund's commencement of operations on December 30, 2011. Defined terms have the same meanings as in the Fund’s prospectus included in PEA 3.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PROSPECTUS

1.
State whether the Fund’s investment objective is fundamental or non-fundamental.  If the Fund’s investment objective is non-fundamental, state whether the Fund will provide advance notice to shareholders of a change in its investment objective and disclose the amount of notice that will be provided.

The Registrant currently discloses in the second paragraph under “Additional Information About the Fund” that the Fund’s investment objective is non-fundamental and that the Fund will provide shareholders with advance notice of a change in the Fund’s investment objective.  The Fund has not adopted a policy with respect to the amount of notice that will be provided.

U.S. Securities and Exchange Commission
December 20, 2011

2.
Form N-1A, Item 3 requires a mutual fund to disclose in a separate line item to the fee table acquired fund fees and expenses (“AFFE”) in excess of 0.01% of the fund’s average daily net assets.  Please confirm that the Fund’s AFFE are not expected to exceed 0.01% or include a line item in a Fund’s Fee Table, as applicable.  If the Fund’s AFFE are not expected to exceed 0.01%, confirm that the AFFE will be included in “Other Expenses.”

The Registrant confirms that the Fund’s AFFE are not expected to exceed 0.01% of the Fund’s average daily net assets and that the estimated amount of the Fund’s AFFE is included in “Other Expenses.”

3.	Confirm that the Fund’s Class A shares have no redemption fee or contingent deferred sales charge.

The Registrant confirms that the Fund’s Class A shares have no redemption fee.  The Fund discloses both in a parenthetical within the fee table and under “Class A Share Considerations” that, if an investor purchases $1,000,000 or more of the Fund’s Class A shares that are not otherwise eligible for a sales charge waiver and sells the shares within 12 months from the date of purchase, the investor may pay up to a 1% contingent deferred sales charge at the time of redemption.

4.
Footnote (b) to the Fee Table states that the Fund will charge a management fee of 1.25% of the Fund’s average daily net assets plus the amount of any borrowings.  Please clarify whether “borrowings” refer to “borrowings for investment purposes” or “any borrowings,” which would include borrowings for temporary and emergency purposes.

The Registrant has revised the prospectus to reflect that the management fee will be 1.25% of the Fund’s average daily net assets.  The management fee will not be calculated based on the amount of the Fund’s borrowings.  Rather, it will be calculated based solely on the Fund’s net assets.  Accordingly, the Registrant has not made the requested change.

5.
Footnote (b) to the Fee Table states that, for the purposes of the Fee Table, the Registrant has assumed that the Fund has utilized no borrowings.  Please disclose that the Fund does not intend to engage in any borrowings during the next 12 months.  If the Fund will use borrowings, estimate the amount of borrowings and disclose the management fee, as adjusted for such amount in the footnote.

U.S. Securities and Exchange Commission
December 20, 2011

As noted in response to Comment 4 above, the Registrant has revised the prospectus to reflect that the management fee will be 1.25% of the Fund’s average daily net assets and will not be calculated based on the amount of the Fund’s borrowings.  Accordingly, the Registrant has not made the requested change.

6.
Footnote (c) to the Fee Table states that “Other Expenses” do not “reflect estimated deferred and current income tax liability that may be incurred by the Fund if it is classified as a taxable subchapter “C” corporation for federal income tax purposes.”  Please state why it is not reasonable (1) to estimate the tax liability for the first year of operations or, alternatively, (2) that after a certain number of months of operations the prospectus will be supplemented to disclose the anticipated deferred tax liability.

It is not reasonable or practicable for the Registrant to estimate the Fund’s anticipated deferred tax liability (if any) for its first year of operations, either prior to the commencement of operations or after a certain number of months of operations.  The Fund’s deferred tax liability (if any) for its first year of operations will be based on its net investment income or loss, gains and losses on investments, deductions and credits for that year.  The Fund will not know these amounts until the end of its first taxable year.  The Registrant cannot estimate these amounts because the Registrant cannot predict whether the Fund will generate investment income, incur gains or losses on its investments, or have deductions or credits prior to the end of the Fund’s taxable year.  For these reasons, it is not practicable for the Registrant to include in its prospectus an estimate of the Fund’s deferred tax liability or supplement its prospectus to restate its fee table with an estimate of deferred tax liability after a certain number of months of operations.  In addition, the Registrant is not aware of any Form N-1A or other requirement for a mutual fund to restate its fee table to disclose a potential deferred tax liability in this context.

7.
The first sentence of the “Principal Investment Strategies” section of the Summary states that, under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of master limited partnerships (“MLPs”) and financial instruments that provide exposure to such MLPs.  Please clarify the types of: (1) equity securities of MLPs that the Fund will invest in, and (2) financial instruments that the Fund will use to provide exposure to MLPs.

The Registrant has revised the first sentence of the Principal Investment Strategies section of the Summary to clarify that the Fund will invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in equity securities of MLPs, and has deleted the references to financial instruments.  The second sentence of that paragraph discloses that the equity securities in which the Fund will invest are common units representing limited partnership interests of Midstream MLPs.

U.S. Securities and Exchange Commission
December 20, 2011

8.
Explain why it is not misleading for an “MLP” fund to invest principally in financial instruments that do not have the same tax characteristics as MLPs.  In this regard, the Staff notes that the tax benefits to investors associated with a fund that invests directly in MLPs, which is taxed as a subchapter “C” corporation, are not available in a fund that obtains exposure to MLPs through financial instruments, which qualifies as a RIC for federal income tax purposes.

As discussed above, the Fund has revised its investment policy to clarify that the Fund will invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in the equity securities of MLPs.  The Fund currently does not intend to seek exposure to MLPs through the use of financial instruments as a principal investment strategy.

9.
The first sentence of the second paragraph in the “Principal Investment Strategies” section of the Summary states that the “financial instruments in which the Fund may invest include, but are not limited to: swap agreements; structured notes ….”  Please delete the phrase “but are not limited to” and, instead disclose all of the Fund’s principal investment strategies.

As discussed above, the Fund currently does not intend to seek exposure to MLPs through the use of financial instruments as a principal investment strategy.  Accordingly, the Registrant has deleted the discussion of financial instruments from the Summary.  However, the Fund may use derivatives as a non-principal investment strategy.  Therefore, the Registrant has made the requested changes to the section of the prospectus titled “Additional Information About Investment Strategies,” in connection with the disclosure of the Fund’s non-principal investment strategies.

10.	If the Fund intends to obtain leverage through borrowings, disclose the amount of leverage that the Fund intends to use and add the estimated interest expense as a line item to the Fee Table.

The Fund has disclosed in the second paragraph of the “Principal Investment Strategies” section of the Summary and the third paragraph of the section of the prospectus titled “Additional Information About Investment Strategies,” that “the Fund currently anticipates that its borrowings generally will average approximately 20% of the value of its total assets.”  The Registrant has added a line item to the Fund’s Fee Table reflecting the interest expense related to borrowings.

U.S. Securities and Exchange Commission
December 20, 2011

11.
In the “Principal Investment Strategies” section of the Summary, disclose the purpose of the Fund’s investments in derivatives (i.e., for hedging or speculative purposes or both) and whether the Fund will not only purchase, but also will sell financial instruments.  If the Fund will sell financial instruments, include disclosure regarding the additional risk of loss and the segregated account that the Fund will establish to cover these positions.

As discussed above, the Fund currently does not intend to seek exposure to MLPs through the use of financial instruments as a principal investment strategy.  Accordingly, the Registrant has deleted the discussion of financial instruments from the Summary.  However, the Fund may use derivatives as a non-principal investment strategy.  Therefore, the Registrant has made the requested changes to the section of the prospectus titled “Additional Information About Investment Strategies,” in connection with the disclosure of the Fund’s non-principal investment strategies.

12.	Please confirm that, in the “Principal Risks” section of the Summary, each of the risks listed corresponds with a principal investment strategy of the Fund.

The Registrant confirms that each of the risks listed in the “Principal Risks” section of the Summary corresponds with a principal investment strategy of the Fund.

13.
Include in the discussion of “Borrowing Risks” in the “Principal Risks” section of the Summary a statement regarding the conflict of interest inherent in the use of borrowings.  In this regard, the Staff notes that the Advisor has an incentive to leverage the Fund’s investments through borrowings because the use of borrowings increases the advisory fee.  Please discuss how the Fund’s Board will monitor the Fund’s use of borrowings.

As noted in response to Comment 4 above, the management fee will not be calculated based on the amount of the Fund’s borrowings. Accordingly, the Registrant has not made the requested change.

14.
The discussion of “Concentration Risk” in the “Principal Risks” section of the summary indicates that the Fund concentrates its investments in the MLP energy infrastructure industry and the energy industry in general.  The Fund’s investment restriction in the Fund’s Statement of Additional Information (“SAI”) states that the Fund will not concentrate its investments in any industry, other than the enumerated companies in the energy industry.  Conform the discussion of Concentration Risk with the Fund’s investment restriction and the Staff guidance in old Guide 19 to Form N-1A.

U.S. Securities and Exchange Commission
December 20, 2011

The Registrant has revised the “Concentration Risk” disclosure in the “Principal Risks” section of the Summary, the “Additional Information About Principal Risks Section” of the prospectus and the “Fundamental Investment Restrictions” section of the Registrant’s SAI to clarify that the Fund will concentrate its investments in the group of industries that comprise the energy sector.

15.	In the discussion of “Derivatives Risk” in the “Principal Risks” section of the Summary, delete the words “such as” in the first sentence.

The Registrant has made the requested change.  The Registrant notes that, in connection with the changes to the Fund’s principal investment strategies, “Derivatives Risk” has been moved from the “Principal Risks” section to the “Additional Information About Non-Principal Risks” section of the prospectus.

16.
In the discussion of “Equity Securities Risk” in the “Principal Risks” section of the Summary, clarify whether the Fund will invest in common stocks, preferred stocks and convertible securities as a principal investment strategy and whether these securities will be used to satisfy the Fund’s 80% test.

The Registrant has renamed “Equity Securities Risk” as “Equity Securities of MLPs Risk” in the “Principal Risks” section of the Summary and the “Additional Information About Principal Risks” section of the prospectus.  The Fund will not invest in other equity securities (such as common stocks, preferred stocks and convertible securities) as a principal investment strategy and these securities will not be used to satisfy the Fund’s 80% test.

17.
In the discussion of “Fund Tax Risk, including Deferred Tax Risk” in the “Principal Risks” section of the Summary, disclose whether the Fund intends to qualify as a RIC and, if so, discuss the risk that the Fund may not qualify as a RIC by virtue of its indirect investments in MLPs through swaps.  Include a tax opinion as an exhibit to the amendment to the Fund’s registration statement or refer to the advice of counsel in the disclosure.

As discussed in response to Comment 8 above, the Fund does not intend to qualify as a RIC. Accordingly, the Registrant has renamed the risk “Deferred Tax Risk” and has not made the requested changes.

18.
In the discussion of “Investment Companies and ETFs Risks” in the “Principal Risks” section of the Summary, disclose the types of ETFs in which the Fund will invest (i.e., actively managed and/or index) and whether the Fund will invest in creation units or institutional or retail shares.

U.S. Securities and Exchange Commission
December 20, 2011

The Fund does not intend to invest in ETFs as part of its 80% policy.  However, the Fund may invest in ETFs as a non-principal investment strategy.  Therefore, the Registrant has made the requested changes to the disclosure included in the section of the prospectus titled “Additional Information About Investment Strategies.”

19.
In the “Additional Information About Principal Investment Strategies” of the prospectus, disclose whether the Fund will invest in structured notes as part of its 80% investment policy.  Also disclose whether the Fund will invest in exchange-traded or privately negotiated structured notes.  If the Fund will invest in privately negotiated structured notes, disclose whether the Fund will evaluate the creditworthiness of the issuer.

The Fund does not intend to invest in structured notes as part of its 80% policy.  However, the Fund may use structured notes as a non-principal investment strategy.  Therefore, the Registrant has made the requested changes to the disclosure included in the section of the prospectus titled “Additional Information About Non-Principal Investments.”

20.	In light of the Fund’s intention to invest significantly in derivatives, enhance the discussion of “Derivatives Risk” in the “Additional Information About Principal Risks” section of the prospectus.

As noted above, the Registrant intends to invest in derivatives as a non-principal investment strategy.  The Registrant has enhanced the discussion of “Derivatives Risk” in the “Additional Information About Non-Principal Risks” section of the prospectus.

21.
If the Fund intends to qualify as a RIC, in the discussion of “Non-Diversification Risk” in the “Additional Information About Principal Risks” section of the prospectus, disclose that the Fund will be subject to the diversification rules of the Internal Revenue Code, which provide the Fund may not acquire a security if, as a result, with respect to 50% of its total assets, more than 5% of the value of the Fund’s total assets would be invested in the securities of a single issuer or more than 10% of the outstanding voting securities of an issuer would be held by the Fund.

The Fund does not intend to qualify as a RIC. Accordingly, the Registrant has not made the requested change.

22.
In the “Advisory Fee” discussion located in the “Management of the Fund” section of the prospectus, disclose the types of borrowings that are included in the advisory fee and whether the expenses associated with these types of borrowings will be waived or reimbursed by the Adviser under the expense limitation agreement.

U.S. Securities and Exchange Commission
December 20, 2011

As noted in response to Comment 4 above, the management fee will not be calculated based on the amount of the Fund’s borrowings. Accordingly, the Registrant has not made the requested change.

*           *           *           *           *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Kind regards,

/s/ Kathy Kresch Ingber

cc:	James McCain
Bryce Tillery
SteelPath Fund Advisors, LLC

Robert J. Zutz
K&L Gates LLP